RELIANCE Communications
Anil Dhirubhai Ambani Group

09046753

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

8th August, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following documents to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 8th August, 2009 alongwith Audited Consolidated financial results for the year ended 31st March, 2009.

(2) A letter dated 8th August, 2009 alongwith Audited Stand alone financial results for the year ended 31st March, 2009.

(3) A letter dated 8th August, 2009 in the matter of Dividend for the year 2008-09.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 8, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/ 47/ 48
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Consolidated Financial Results for the year ended 31st March, 2009.

Further to our letter dated 31st July, 2009, we enclose herewith Audited Consolidated Financial Results for the year ended 31st March, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 8th August, 2009, pursuant to Clause 41 of the Listing Agreement.

Audited Financial Results (Stand alone) for the year ended 31st March, 2009, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Audited Financial Results (Consolidated) for the year ended on 31st March, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	For the year ended	
		31-Mar-09	31-Mar-08
		Audited	Audited
1	a) Net Income from Operations	2,074,292	1,714,848
	b) Other Operating Income	150,763	167,891
	Net Income from Operations	**2,225,055**	**1,882,739**
2	**Expenditure**		
	a) Access Charges	238,167	281,965
	b) License Fee	118,651	123,864
	c) Employee Cost	167,654	116,752
	d) Depreciation and Amortisation	360,770	280,526
	e) Other Expenditure	839,878	562,671
	Total	**1,725,120**	**1,365,778**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**499,935**	**516,961**
4	Other Income	69,790	24,037
5	Amortisation of Compensation under Employee Stock Option Scheme	748	1,617
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**568,977**	**539,381**
7	Financial Charges (Net)	(50,695)	(39,970)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**619,672**	**579,351**
9	**Exceptional Items**		
	Sale of shares in a subsidiary company	-	128,278
	Change in exchange rate relating to loans/liabilities (net)	(577,106)	-
	Less : Equivalent amount withdrawn from General Reserve	577,106	-
10	**Profit from Ordinary Activities before Tax (8 + 9)**	**619,672**	**707,629**
11	Tax Expenses	(5,179)	28,362
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**624,851**	**679,267**
13	Extraordinary Items (net of tax expense)	-	-
14	**Net Profit for the period (12 - 13)**	**624,851**	**679,267**
15	Share of Minority Interest	20,517	139,006
16	Share of Associates	(159)	147
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14 - 15 - 16)**	**604,493**	**540,114**
18	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201
19	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	5,065,823	2,799,432
20	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**		
	- Basic (Rs.)	29.29	26.32
	- Diluted (Rs.)	28.05	23.22
21	Public Shareholding		
	Number of Shares	674,165,821	699,215,821
	Percentage of Shareholding	32.66%	33.88%
22	**Promoters and Promoter Group Shareolding**		
	a) Pledged / Encumbered		
	- Number of Shares	272,345,338	NA
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19.60%	
	- Percentage of Shares (as a % of the total share capital of the Company)	13.19%	
	b) Non -encumbered		
	- Number of Shares	1,117,515,722	NA
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80.40%	
	- Percentage of Shares (as a % of the total share capital of the Company)	54.15%	

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	For the year ended	
		31-Mar-09	31-Mar-08
		Audited	Audited
23	**Segment Revenue**		
	a) Wireless	1,736,763	1,521,354
	b) Global	679,094	547,506
	c) Broadband	252,427	178,673
	d) Investments	32,782	15,269
	e) Others / Unallocated	67,502	27,782
	Total	**2,768,568**	**2,290,584**
	Less: Inter segment revenue	(473,723)	(383,808)
	Income from Operations	**2,294,845**	**1,906,776**
24	**Segment Results**		
	Profit / (Loss) before Tax and Financial Charges from each segment		
	a) Wireless	427,921	412,510
	b) Global	85,566	83,712
	c) Broadband	81,500	62,628
	d) Investments	32,782	15,263
	e) Others / Unallocated	(58,044)	(33,115)
	Total	**569,725**	**540,998**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	748	1,617
	Less : Financial Charges (Net)	(50,695)	(39,970)
	Less : Exceptional Items	-	(128,278)
	Total Profit before Tax	**619,672**	**707,629**
25	**Capital Employed**		
	(Segment assets - Segment liabilities)		
	a) Wireless	4,973,790	2,994,820
	b) Global	1,367,337	859,994
	c) Broadband	498,561	429,040
	d) Investments	956,055	1,138,100
	e) Others / Unallocated	1,942,373	316,218
	Total	**9,738,116**	**5,738,172**

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to Loans and Liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Company has decided after the end of the Financial Year 2008 - 09 and after the approval of the Unaudited Financial Results for the quarter and the year ending on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as part of the profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

   The accounting policy now adopted by the Company is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the Previous year ending 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

   Accordingly, in respect of the year ending on 31st March, 2009, Rs. 5,998.56 crore being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account and net foreign exchange gain of Rs. 227.50 crore was reversed. Net amount of Rs. 5,771.06 crore has been withdrawn from the General Reserve of the Company in accordance with the terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited approved by the Mumbai High Court on 18th July, 2009, as referred in Note 4 (ii) below, and consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to Depreciation, etc. which have been appropriately dealt with.

   Further to the above, during the year loss of Rs. 237.34 crore arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by ICAI regarding Accounting for Derivatives. The net gain of Rs. 290.03 crore including gain on account of conversion of overseas bank balances amounting to Rs. 139.33 crore is reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation.

3. During the year, the Company has bought back and cancelled 350 nos. of 5 Year, 4.95%, FCCBs of the Face Value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the Face Value. This has resulted in a saving of Rs. 79.61 crore which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds.

4(i) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 3rd July, 2009 and filed with the Registrar of Companies (RoC) on 13th July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company, engaged in telecommunication allied activities and as a holding company for all the offshore Investments of the Company, has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009. Upon the Scheme becoming effective, all the assets and liabilities as appearing in the books of the RGNL as on the Appointed Date have been recorded at their respective fair values by the Company.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Bombay on 18th July 2009, the Optic Fibre Undertaking, as defined in the Scheme of the Company, shall be transferred and vested into Reliance Infratel Limited ("RITL"), a Subsidiary of the Company engaged in providing Telecom Infrastructure Services, with effect from the Appointed Date, 1st April, 2008.

As per the Scheme, RITL is required to record in its books all the assets and liabilities pertaining to Optic Fiber Undertaking as appearing in the books of the Demerged Company as on the Appointed Date at their respective fair values.

The Scheme shall become effective upon the Company filing the Order of the High Court sanctioning the Scheme with the Registrar of Companies, as required by Section 393(3) of the Companies Act, 1956.

(iii) Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 19th June, 2009, the Treasury Activities, as defined in the Scheme, of Reliance Communications Infrastructure Limited ("RCIL"), a wholly owned subsidiary of the Company have been transferred and vested into Reliance Telecom Limited ("RTL"), a wholly owned subsidiary of the Company with effect from the Appointed Date as 1st April, 2008. Since the Scheme between two wholly owned subsidiaries of the Company does not involve any movement of assets or liabilities to any company outside the group controlled by the Company, RTL is not required to issue any shares or pay any consideration to either RCIL or to its shareholders.

5. The Board of Directors of the Company at its meeting held on 8th August, 2009 confirmed an Interim Dividend of Re. 0.80 per equity share of Rs. 5 each already paid, as the final dividend for the financial year ended 31st March, 2009.

6. The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

7. The Company has opted to publish Consolidated financial results for the year ended 31st March, 2009. Standalone financial results, for the year ended 31st March, 2009 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

8. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 8th August, 2009.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 8th August, 2009

FOR FIIR No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 8, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Financial Results (Stand alone) for the year ended 31st March, 2009.

Further to our letters dated 31st July, 2009 and 8th August, 2009, we enclose herewith Audited Financial Results (Stand alone) for the year ended 31st March, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 8th August, 2009, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Audited Financial Results (Standalone) for the year ended on 31 st March, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	For the year ended	
		31-Mar-09	31-Mar-08
		Audited	Audited
1	a) Net Income from Operations	1,258,379	1,270,643
	b) Other Operating Income	102,679	70,976
	Total Income	1,361,058	1,341,619
2	**Expenditure**		
	a) Access Charges	232,506	265,357
	b) License Fee	104,922	112,037
	c) Employee Cost	75,835	82,249
	d) Passive Infrastructure Charges	186,811	93,619
	e) Depreciation and Amortisation	193,352	184,366
	f) Other Expenses	415,244	298,495
	g) Total	1,208,670	1,036,123
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**152,388**	**305,496**
4	Other Income	8,409	1,046
5	Amortisation of Compensation under Employee Stock Option Scheme	747	1,617
6	Profit on transfer of OFC division by way of demerger	306,327	
7	**Profit before Financial Charges and Exceptional Items (3+4-5+6)**	**466,377**	**304,925**
8	Financial Charges (Net)	25,275	44,517
9	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**441,102**	**260,408**
10	Exceptional Items		
i.	Financial Charges	40,403	-
ii.	Change in exchange rate relating to loans/liabilities (net)	(446,457)	-
	Less : Equivalent amount withdrawn from General Reserve	446,457	-
11	**Profit from Ordinary Activities before Tax (9 + 10)**	**481,505**	**260,408**
12	Tax Expenses	1,240	1,764
13	**Profit from Ordinary Activities after Tax (11 - 12)**	**480,265**	**258,644**
14	Extraordinary Items (net of tax expense)	-	-
15	**Net Profit for the period (13 - 14)**	**480,265**	**258,644**
16	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201
17	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year	5,065,823	2,380,797
18	**Earning per Share (EPS) (not annualised)**		
	i) Basic (Rs.)	23.27	12.60
	ii) Diluted (Rs.)	22.29	10.21
19	Public Shareholding		
	Number of Shares	674,165,821	699,215,821
	Percentage of Shareholding	32.66%	33.88%
20	Promoters and Promoter Group Shareholding		
	a) Pledged / Encumbered		
	- Number of Shares	272,345,338	N.A.
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19.60%	
	- Percentage of Shares (as a % of the total share capital of the company)	13.19%	
	b) Non -encumbered		
	- Number of Shares	1,117,515,722	N.A.
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80.40%	
	- Percentage of Shares (as a % of the total share capital of the company)	54.15%	

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	For the year ended 31-Mar-09	For the year ended 31-Mar-08
		Audited	Audited
21	**Segment Revenue**		
	a) Wireless	1,058,970	1,085,553
	b) Global	417,958	391,770
	c) Broadband	166,131	116,522
	d) Others / Unallocated	8,409	1,047
	Total	**1,651,468**	**1,594,892**
	Less: Inter segment revenue	(282,001)	(252,227)
	Net Income from Operations	**1,369,467**	**1,342,665**
22	**Segment Results**		
	Profit / (Loss) before Tax and Financial Charges from each segment		
	a) Wireless	93,239	195,932
	b) Global	51,304	91,598
	c) Broadband	50,623	18,156
	d) Others / Unallocated	(34,370)	856
	Total	**160,797**	**306,542**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	747	1,617
	Less : Financial Charges (Net)	25,275	44,517
	Add : Profit on transfer of OFC division by way of demerger	306,327	260,408
	Add : Exceptional Items - Financial charges	40,403	-
	Total Profit before Tax	**481,505**	**260,408**
23	**Capital Employed**		
	(Segment assets - Segment liabilities)		
	a) Wireless	2,977,867	1,456,822
	b) Global	205,056	264,822
	c) Broadband	301,870	278,912
	d) Others / Unallocated	4,774,597	2,512,086
	Total	**8,259,390**	**4,512,642**

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to Loans and Liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Company has decided after the end of the Financial Year 2008 - 09 and after the approval of the Unaudited Financial Results for the quarter and the year ending on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as part of the profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

   The accounting policy now adopted by the Company is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the Previous year ending 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

   Accordingly, in respect of the year ending on 31st March, 2009, Rs. 4,608.39 crore being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account and net foreign exchange gain of Rs. 143.82 crore was reversed. Net amount of Rs. 4,464.57 crore has been withdrawn from the General Reserve of the Company in accordance with the terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited approved by the Mumbai High Court on 18th July, 2009, as referred in Note 4 (ii) below, and consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to Depreciation, etc. which have been appropriately dealt with.

   Further to the above, during the year loss of Rs. 139.03 crore arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by ICAI regarding Accounting for Derivatives. The net gain of Rs. 119.57 crore including gain on account of conversion of overseas bank balances amounting to Rs. 32.76 crore is reflected in "Financial Charges (net)"as the effect of Foreign Currency Exchange Fluctuation.

3. During the year, the Company has bought back and cancelled 350 nos. of 5 Year, 4.95%, FCCBs of the Face Value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the Face Value. This has resulted in a saving of Rs. 79.61 crore which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds.

4(i) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 3rd July, 2009 and filed with the Registrar of Companies (RoC) on 13th July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company, engaged in telecommunication allied activities and as a holding company for all the offshore Investments of the Company, has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009. Upon the Scheme becoming effective, all the assets and liabilities as

appearing in the books of the RGNL as on the Appointed Date have been recorded at their respective fair values by the Transferee Company.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Bombay on 18th July 2009, the Optic Fibre Undertaking, as defined in the Scheme of the Company, shall be transferred and vested into Reliance Infratel Limited ("RITL"), a Subsidiary of the Company engaged in providing Telecom Infrastructure Services, with effect from the Appointed Date, 1st April, 2008.

As per the Scheme, the Resulting Company is required to record in its books all the assets and liabilities pertaining to Optic Fiber Undertaking as appearing in the books of the Demerged Company as on the Appointed Date at their respective fair values.

The Scheme shall become effective upon the Company filing the Order of the High Court sanctioning the Scheme with the Registrar of Companies, as required by Section 393(3) of the Companies Act, 1956. Pending such filing, the Accounts have been compiled as if the Scheme has become effective and consequently, the following effects have been incorporated in the Accounts.

In the Profit and Loss Account, on account of profit of Rs. 3,063.27 crore arising on such transfer and effects of transactions for Rs. (765.12 crore) between RITL as the owner of the Optic Fibre Undertaking and the Company including, in particular, effects of amounts that would be required to be charged to the Company's Profit and Loss Account as per Accounting Standards (AS) 19 "Leases" and effects of reduction in the charge by way of depreciation resulting in a net debit.

The above effects being in respect of transactions between the Company and its subsidiary, will have no impact on the consolidated profit of the Company.

In accordance with the undertaking given by the Company and by RITL to the High Court, interest will be payable by RITL to the Company on the outstanding amount due by RITL to the Company from and after Effective Date of the Scheme, i.e., from and after the date on which the Order of the High Court approving the Scheme is filed with the ROC. Accordingly, no interest has been included in the amounts incorporated in the Accounts, as aforesaid.

5. The Board of Directors of the Company at its meeting held on 8th August, 2009 confirmed an Interim Dividend of Re. 0.80 per equity share of Rs. 5 each already paid, as the final dividend for the financial year ended 31st March, 2009.

6. The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

7. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 8th August, 2009.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 8th August, 2009

Exr. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

August 8, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Dividend.

We wish to inform you that keeping in view of the Interim Dividend of Re.0.80 per equity share of the Company already paid, no further dividend has been recommended by the Board on the equity shares of the Company. The Interim Dividend paid shall be fully adjusted as the final dividend for the financial year ended 31st March, 2009, as decided by the Board of Directors of the Company at its meeting held on 8th August, 2009.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary